                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 29549



                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              -------------------

                              ANGELES PARTNERS VII
                           (Name of Subject Company)

                             AIMCO PROPERTIES, L.P.
                                    (Bidder)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                     (CUSIP Number of Class of Securities)



                                PATRICK J. FOYE
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (303) 757-8101
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)


                                    COPY TO:

                              JONATHAN L. FRIEDMAN
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                          300 SOUTH GRAND, 34TH FLOOR
                         LOS ANGELES, CALIFORNIA 90071
                                 (213) 687-5000

                              -------------------

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                           CALCULATION OF FILING FEE

-------------------------------------------------------------------------------
              Transaction Valuation*     $988,611 Amount of Filing Fee: $197.72

-------------------------------------------------------------------------------
* For purposes of calculating the fee only. This amount assumes the purchase of 3,891.26 units of limited partnership interest of the subject partnership for $254 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0- 11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.


Amount Previously Paid:                     Filing Parties:


Form or Registration No.:                            Date Filed:




                         (Continued on following pages)

                                 SCHEDULE 14D-1


                  This Statement (the "Statement") constitutes the initial
Schedule 14D-1 of AIMCO Properties, L.P. (the "AIMCO OP"), relating to AIMCO OP's offer to purchase units of limited partnership interest ("Units") of Angeles Partners VII (the "Partnership"). AIMCO OP is herein referred to as the "Reporting Person." The item numbers and responses thereto are set forth below in accordance with the requirements of Schedule 14D-1.

(1)      SECURITY AND SUBJECT COMPANY.

                  (a) The name of the subject company is Angeles Partners VII, a California limited partnership. The address of the Partnership's principal executive offices is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222.

                  (b) This Statement relates to an offer by AIMCO OP to purchase up to 3,891.26 of the 8,669 outstanding units of limited partnership interest (the "Units") of the Partnership at a purchase price per Unit, net to the seller, of $254 in cash (less the amount of any distributions paid by the Partnership on and after May 19, 1999), upon the terms and subject to the conditions set forth in an Offer to Purchase, dated May 19, 1999 (as amended or supplemented from time to time, the "Offer to Purchase"), and the related Letter of Transmittal and Instructions thereto (as amended or supplemented from time to time, the "Letter of Transmittal"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively.

                  (c) The information set forth in the Offer to Purchase under "The Offer -- Section 9. Background and Reasons for the Offer -- Prices on Secondary Market" is incorporated herein by reference.

(2)      IDENTITY AND BACKGROUND.

                  (a)-(d), (g) The principal executive offices of the Reporting Person, Insignia Properties, L.P., a Delaware corporation ("IPLP"), AIMCO-GP, Inc., a Delaware corporation ("AIMCO-GP") and Apartment Investment and Management Company, a Maryland corporation ("AIMCO") are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. The information set forth in the Offer to Purchase under "The Offer -- Section 8. Information Concerning Us and Certain of Our Affiliates" is incorporated herein by reference. The executive officers and directors of AIMCO and AIMCO-GP are listed on Annex I to the Offer to Purchase ("Annex I"), which is incorporated herein by reference.

                  (e)-(f) During the last five years, neither the Reporting Person nor, to the best of its knowledge, any of the persons listed in Annex I
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

(3)      PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT
         COMPANY.

                  (a)-(b) The information set forth in Part III of the Partnership's Form 10-KSB for the year ended December 31, 1998, and the financial statements and notes thereto included therein, and the information set forth in the Offer to Purchase under "The Offer -- Section 9. Background and Reasons for the Offer -- General," "The Offer -- Section 9. Background and Reasons for the Offer -- Prior Tender Offers," "The Offer - Section 11. Conflicts of Interest and Transactions with Affiliates," "The Offer -- Section
13. Certain Information Concerning Your Partnership -- Distributions" and "The Offer -- Section 13. Certain Information Concerning Your Partnership -- Compensation Paid to the General Partner and Its Affiliates" is incorporated herein by reference.

(4)      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  (a)-(c) The information set forth in the Offer to Purchase under "The Offer -- Section 15. Source of Funds" is incorporated herein by reference.

(5)      PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

                  (a)-(g) The information set forth in the Offer to Purchase under "The Offer -- Section 9. Background and Reasons for the Offer," "The Offer -- Section 12. Future Plans of the Purchaser" and "The Offer -- Section
7. Effects of the Offer" is incorporated herein by reference.

(6)      INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

                  (a)-(b) AIMCO OP directly owns 10 Units and IPLP directly owns 12 Units for an aggregate of 22 Units), representing 0.11% and 0.14%, respectively, or a total of 0.25% of the outstanding Units based on the 8,669 Units outstanding at December 31, 1998.

                  AIMCO/IPT and AIMCO may be deemed to beneficially own the units directly owned by IPLP by reason of each of their relationships with IPLP. AIMCO/IPT is the sole general partner of IPLP (owning approximately 66.17% of the total equity interests). AIMCO/IPT is a wholly owned subsidiary of AIMCO.

                  AIMCO-GP and AIMCO may be deemed to beneficially own the Units directly owned by AIMCO OP by each of their relationship with AIMCO OP. AIMCO OP, and AIMCO-GP is the sole general partner of AIMCO OP (owning approximately 1% of the total equity interests). AIMCO-GP is a wholly owned subsidiary of AIMCO.

                  Accordingly, for purposes of this Statement: (i) IPLP is reporting that it shares the power to vote or direct the vote and the power to dispose and direct the disposition of the 12

Units owned by it; (ii) AIMCO/IPT is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 12 Units directly owned by IPLP; (iii) AIMCO OP is reporting that it shares the power to vote or direct the power to vote and the power to dispose or direct the disposition of the 10 Units directly owned by it; (iv) AIMCO-GP is reporting that it shares the power to vote or direct the disposition of the 10 Units owned by AIMCO OP; and (v) AIMCO is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 12 Units directly owned by IPLP and the 10 Units directly owned by AIMCO OP.

(7) CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

                  Not applicable.

(8)      PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

                  The information set forth in the Offer to Purchase under "The Offer -- Fees and Expenses" is incorporated herein by reference.

(9)      FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

                  The financial statements included in AIMCO OP's Annual Report on Form 10-K for the year ended December 31, 1998, which are listed on the Index to Financial Statements on page F-1 of such report, are incorporated herein by reference. Such report may be inspected at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Room of the Commission in Washington, D.C. at prescribed rates and from the Commission's web site at www.sec.gov.

(10)     ADDITIONAL INFORMATION.

                  (a)      Not applicable.

                  (b)-(d) The information set forth in the Offer to Purchase under "The Offer -- Section 18. Certain Legal Matters" is incorporated herein by reference.

                  (e) The information set forth in the Offer to Purchase under "The Offer -- Section 9. Background and Reasons for the Offer -- Certain Litigation" is incorporated herein by reference

                  (f) The Offer to Purchase is hereby incorporated by reference.

(11)     MATERIAL TO BE FILED AS EXHIBITS.

                  (a)(1)   Offer to Purchase, dated May 19, 1999.
                  (a)(2)   Letter of Transmittal and related Instructions.
                  (a)(3) Letter, dated May 19, 1999, from AIMCO OP to the Limited Partners of the Partnership.

                  (b) Amended and Restated Credit Agreement (Unsecured Revolver-to-Term Facility), dated as of October 1, 1998, among AIMCO OP, Bank of America National Trust and Savings Association, and BankBoston, N.A. (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated October l, 1998, is incorporated herein by this reference).
                  (b)(2) First Amendment to Credit Agreement, dated as of November 6, 1998, by and among AIMCO OP, the financial institutions listed on the signature pages thereof and Bank of America National Trust and Savings Association (Exhibit 10.2 to AIMCO's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, is incorporated herein by this reference).
                  (c)      Not applicable.
                  (d)      Not applicable.
                  (e)      Not applicable.
                  (f)      Not applicable.

                                   SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 19, 1999
                                             AIMCO/IPT, INC.

                                                         By: /s/Patrick J. Foye
                                                             ------------------
                                                  Executive Vice President

                                             INSIGNIA PROPERTIES, L.P.

                                             By:  AIMCO/IPT, INC.
                                                  (General Partner)

                                                         By: /s/Patrick J. Foye
                                                             ------------------
                                                  Executive Vice President

                                             AIMCO PROPERTIES, L.P.

                                             By: AIMCO-GP, INC.
                                                 (General Partner)

                                                         By: /s/Patrick J. Foye
                                                             ------------------
                                                  Executive Vice President

                                             AIMCO-GP, INC.

                                                         By: /s/Patrick J. Foye
                                                             ------------------
                                                  Executive Vice President

                                             APARTMENT INVESTMENT
                                             AND MANAGEMENT COMPANY

                                                         By: /s/Patrick J. Foye
                                                             ------------------
                                                  Executive Vice President

                                 EXHIBIT INDEX


EXHIBIT NO.                                 DESCRIPTION
-----------                                 -----------
                  (a)(1)   Offer to Purchase, dated May 19, 1999.
                  (a)(2)   Letter of Transmittal and related Instructions.
                  (a)(3)   Letter, dated May 19, 1999, from AIMCO OP to the
                           Limited Partners of the Partnership.
                  (b)      Amended and Restated Credit Agreement (Unsecured
                           Revolver-to-Term Facility), dated as of October 1,
                           1998, among AIMCO OP, Bank of America National Trust
                           and Savings Association, and BankBoston, N.A.
                           (Exhibit 10.1 to AIMCO's Current Report on Form 8-K,
                           dated October l, 1998, is incorporated herein by
                           this reference).
                  (b)(2)   First Amendment to Credit Agreement, dated as of
                           November 6, 1998, by and among AIMCO OP, the
                           financial institutions listed on the signature pages
                           thereof and Bank of America National Trust and
                           Savings Association (Exhibit 10.2 to AIMCO's Annual
                           Report on Form 10-K for the fiscal year ended
                           December 31, 1998, is incorporated herein by this
                           reference).
                  (c)      Not applicable.
                  (d)      Not applicable.
                  (e)      Not applicable.
                  (f)      Not applicable.